UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/MF nº 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

SENDAS DISTRIBUIDORA S.A. (the “Company” or “Assaí”), pursuant to Law No. 6,404, dated as of December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated as of August 23, 2021, hereby informs its shareholders and the market in general the following:

On September 27, 2024, the Company received a notice (“Notice of Listing of Assets”) issued by the Brazilian Federal Revenue Service (Receita Federal do Brasil) (“RFB”) containing a list of assets of the Company in the aggregate amount of R$1.265 billion, in connection with certain tax liabilities in dispute of Companhia Brasileira de Distribuição (known as Grupo Pão de Açúcar, or “GPA”).

A listing of assets is an administrative measure used by the RFB to monitor any transfer of assets owned by a tax debtor, aiming to ensure that a potential tax debtor owns sufficient assets to settle the tax liability under discussion. A listing of assets is not considered a lien or encumbrance under Brazilian law and does not prevent the owner of the listed assets from disposing of, encumbering or otherwise transferring these assets, subject to notification to the RFB.

Context of the Spin-Off: On December 31, 2020, Assaí became a separate company as a result of the corporate reorganization that involved the spin-off of the Company from GPA (the “Spin-Off”). The agreements entered into between Assaí and GPA in connection with the Spin-Off establish that Assaí and GPA will not be jointly responsible for liabilities incurred prior to the Spin-Off, under the terms of article 233, sole paragraph, of the Brazilian Corporation Law, as each party agreed to be solely liable for its respective liabilities. However, Brazilian legislation provides that, in the case of tax contingencies or tax debts, tax authorities are not bound by agreements signed between parties and may demand payment of the debts jointly and severally from the entities involved (even in the administrative phase or before judicial execution).

The Company is closely monitoring this matter together with GPA, which has reaffirmed its responsibility toward the Company in connection with GPA’s liabilities and contingencies generated up to the date of the Spin-Off.

The amount stated in the Notice of Listing of Assets under GPA’s responsibility for tax contingencies generated up to the date of the Spin-Off is R$11.654 billion (90%), out of a total of R$12.913 billion, with the remaining amount referring to tax contingencies under Assaí’s responsibility.

The Company intends to file an appeal challenging the Notice of Listing of Assets and take the necessary measures to vigorously defend itself from tax liability for the contingencies subject of the Notice of Listing of Assets, since the operations of Assaí have always been, in fact, segregated from the operations of GPA.

The Company reaffirms that GPA remains responsible for its own contingencies, in accordance with the terms of the Spin-Off, and must indemnify Assaí for any related losses.

The Company’s management will keep its shareholders and the market in general informed about material developments relating to the matters disclosed herein.

Rio de Janeiro, September 29, 2024.

Vitor Fagá de Almeida

Vice-President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.